VIA EDGAR

September 12, 2022

Ms. Amanda Ravitz, Staff Attorney

Ms. Jennifer Gowetski, Staff Attorney

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation
Definitive Proxy Statement on Schedule 14A Filed April 22, 2022 File No. 001-32871

Dear Ms. Ravitz and Ms. Gowetski:

Comcast Corporation (the “Company,” or “we,” “our” or “us”) acknowledges receipt of the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 2, 2022 relating to the Company’s Definitive Proxy Statement on Schedule 14A filed April 22, 2022.

We confirm that we will enhance our future proxy disclosures in accordance with the topics discussed in the Staff’s comment letter, to the extent applicable.

Please do not hesitate to call me at (215) 286-5456 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Elizabeth Wideman Name: Elizabeth Wideman Title: Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

cc:	Thomas J. Reid, Chief Legal Officer and Secretary